UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                                  Sequential
Exhibit                         Description                       Page Number
-------                         -----------                       -----------

  1.                 Press release, dated March 10, 2004              3





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
                                                                       EXHIBIT 1

CONTACTS
Dafna Gruber, CFO              Carmen Deville
+972 3 645 6252                +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com      carmen.deville@alvarion.com
-------------------------      ---------------------------


                                                           FOR IMMEDIATE RELEASE


                 CERTEL, BRAZILIAN ELECTRIC UTILITY, TO DEPLOY
                 ---------------------------------------------
                         ALVARION WIRELESS DSL SOLUTION
                         ------------------------------


TEL-AVIV, ISRAEL, MARCH 10, 2004 - Alvarion Ltd. (NASDAQ: ALVR), a leading provider of wireless broadband solutions, today announced that CERTEL (Regional Electrification Cooperative of Teutonia Ltda.), an electric utility in Brazil's Vale do Taquari region, has begun deploying Alvarion's BreezeACCESS(TM) Wireless DSL solution in Lajeado and surrounding cities. Using the advanced network, CERTEL will provide high-speed Internet access and Voice over IP (VoIP) services utilizing the unlicensed 2.4 GHz frequency bands to its business and commercial customers.

"Although Brazil is developing rapidly, many regions still lack high-speed Internet access, and some even lack basic access services," said Alberto Sindelar, Managing Director of CERTEL. "Alvarion's versatile broadband wireless technology allows us to turn our existing infrastructure into a cost-effective way to fill the telecom service gap, providing costumers with high quality services and low prices. We plan to install Alvarion base stations quickly on our towers, and then to begin offering revenue-generating services to both business and residential customers."

Tzvika Friedman, President and COO of Alvarion, added, "We are pleased that CERTEL, like a growing number of utility companies and cellular carriers, recognizes the potential of the broadband wireless business model to supply the need for broadband in the underserved areas. Our solutions for the unlicensed bands make it easy to launch Wireless DSL and voice services rapidly and inexpensively. We are proud to add CERTEL as one of our customers, and look forward to spreading the concept to other power companies throughout Brazil."

ABOUT CERTEL

Founded in 1956, CERTEL (Cooperativa Regional de Eletrificacao Teutonia Ltda) is Brazilian electricity cooperative. CERTEL provides services in 47 cities to some 38 thousand users. Its 263 employees work from the cooperative's administrative headquarters in Teutonia and its regional offices in Taquara and Lajeado. CERTEL continuously invests in upgrading its infrastructure and training its employees with the objective of improving the services it offers its customers. In addition, CERTEL is expanding its range of services to include telecommunications services.

For more information, visit CERTEL's website: www.certel.com.br
                                              -----------------

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
ABOUT ALVARION

Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network. With over
1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.

Having recently acquired InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution that supports a wide range of frequency bands, customer profiles and service types.

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.
Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web-sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or 760-517-3188



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
                                  SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                ALVARION LTD.



Date: March 10, 2004                            By:     /s/ Dafna Gruber
                                                     ---------------------------
                                                Name:   Dafna Gruber
                                                Title:  Chief Financial Officer





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